Exhibit E

Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

April __, 2005

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

_________________

National Grid Transco plc (70-_____)

        National Grid Transco plc (“NGT”), located at 1-3 Strand, London, United Kingdom WC2N 5EH, a registered holding company under the Act, has filed an Application/Declaration (“Application”) seeking authorization relating to the repurchase of certain securities to be issued by NGT. The Application also seeks authorization for NGT to solicit shareholder consents in connection with a plan to issue certain securities to effect a return of cash.

        On August 31, 2004, NGT announced the sale of four U.K. gas distribution networks for £5.8 billion in cash plus approximately £130 million of assumed liabilities. The transactions are subject to certain regulatory consents and approvals including from the U.K. Gas and Electricity Markets Authority, the U.K. Department for Trade and Industry and the U.K. Health and Safety Executive. The Office of Gas and Electricity Markets has issued a detailed timetable, which outlines the consent and approvals process and NGT is targeting completion of the transactions in the summer of 2005. Completion of the transactions is also subject to termination rights, exercisable by each of NGT and the purchasers, in the event of defined circumstances arising which would have a material adverse impact on the distribution networks being sold. In certain of these circumstances breakage fees would be payable by either NGT or the purchasers.

        NGT has indicated that it would provide a one-time return of cash to its shareholders of £2.0 billion from the proceeds of the distribution networks sales. It is expected that the profit from the sale will be significantly in excess of the amount being distributed to shareholders. NGT proposes to effect the return of cash through a mechanism involving a pro rata issuance of “B shares” to shareholders. Applicant states that for the most part, NGT’s proposed issuance of the B shares may be conducted in reliance on prior Commission authorization and the rules under the Act. However, NGT proposes that after issuance it may acquire some or all of the B shares over time (or deferred shares as described below), and such acquisitions may not qualify for the exemption under Rule 42. Accordingly, NGT seeks authorization to repurchase or convert the B shares and the deferred shares. In addition, NGT seeks authorization to solicit shareholder consents with regard to the issuance of the B shares.

        The issuance of B shares is an accepted means for U.K. public companies to return cash to shareholders in a way that provides shareholders with choices as to the form and timing of the receipt of funds. NGT would use its share premium account to issue the B shares to existing holders of NGT’s ordinary shares following shareholder approval at an Extraordinary General Meeting (“EGM”) currently scheduled for July 25, 2005. The B shares would rank ahead of the ordinary shares for the payment of dividends and in liquidation and would vote only with respect to matters directly affecting the B share class. Shareholders would receive one B share for every ordinary share that they hold. Holders of NGT ADSs, which represent five NGT ordinary shares, would receive five B shares per ADS.1

        Shareholders would be asked to elect either (i) a special dividend on the B shares of 65 pence per share, or (ii) to have their B shares repurchased by JPMorgan Cazenove Limited (“JPMorgan Cazenove”), acting as principal, for 65 pence per share, either immediately after issuance or at a later date.

        Shareholders choosing a special dividend will have all of their B shares converted into “deferred shares” with no voting rights and negligible value once the dividend is paid.2 Shareholders choosing the repurchase option may elect to sell some or all of their B shares to JPMorgan Cazenove acting as principal or to hold their B shares for future repurchase offers. Future repurchase offers would be made at 65 pence per B share. Those shareholders electing to hold their B shares for a period of time will be entitled to a dividend on the B shares at a rate per annum of 75% of 12-month Sterling LIBOR (the dividend level used in similar schemes).

        NGT will have the right to convert all outstanding B shares into ordinary shares after a date specified in the circular to shareholders which is not expected to be more than three years after the issuance date. Conversions of the B shares will be effected by NGT through a reorganization of share capital that would result in the elimination of the B shares though their conversion into ordinary shares.

        As is typical with B share schemes, NGT’s issuance of the B shares will be accompanied by a share consolidation, known in the U.S. as a reverse stock split. Shareholders will receive a reduced number of new NGT ordinary shares to replace their existing shares according to a ratio to be set prior to the EGM. The ratio will be set using the trading price of NGT’s shares immediately before announcement of the details of the transaction and will be designed so that, subject to normal market movements, the share price of the new shares immediately after the £2.0 billion distribution should be approximately equal to the share price of the existing shares immediately beforehand. If NGT did not combine the B share issuance with the consolidation, the value of NGT’s ordinary shares would, all things being equal, be expected to decrease by 65 pence per share immediately after the distribution, and NGT’s per share financial ratios would also be affected. The share consolidation helps to maintain a consistent and less confusing presentation of per share information to the financial markets. The priorities, preferences, voting rights and other terms of the NGT ordinary shares will not change as a consequence of the share consolidation. Because the consolidation affects each shareholder proportionally, the voting power of each shareholder will be unchanged on the issuance of the B shares (subject to fractional entitlements).

         For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

Endnotes

1 NGT’s ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts (“ADRs”) are listed on the New York Stock Exchange. NGT has issued American Depositary Shares (“ADSs”) in the U.S. which trade as ADRs and are held by both individuals and U.S. institutions. As of January 31, 2005, 21,114,412 ADSs, representing 105,572,060 ordinary shares, accounted for approximately 3.42% of NGT’s publicly issued shares.

2 NGT may repurchase all deferred shares in existence at any time for an aggregate consideration of one pence. NGT may cancel the deferred shares so purchased in accordance with the Companies Act (U.K.).